February 4, 2009

Eric Envall, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549-5546

Re:	Pennsylvania Commerce Bancorp, Inc.
Form S-4, filed December 17, 2008
File No. 333-156238

Dear Mr. Envall:

We are responding to your comment letter dated January 29, 2009.  You requested that for both Pennsylvania Commerce Bancorp, Inc. and Republic First Bancorp, Inc., we provide a recent developments subsection to include fourth quarter capsule information, if available, together with appropriate textual discussion of the results.

1.           In our Pre-Effective Amendment No.1 to our Form S-4, to be filed on February 4, 2009, we have added to our “Summary” section on page 13, the following text:

Recent Developments (See pages  92 to 97)

Pennsylvania Commerce

Total revenues (net interest income plus noninterest income) for the three months and twelve months ended December 31, 2008 were $28.0 million and $104.1 million, respectively.  Total net income for the three months and twelve months ended December 31, 2008 was $2.8 million and $12.9 million, respectively.  Diluted earnings per share were $0.42 and $1.97 for the three months and twelve months ended December 31, 2008, respectively.  Total assets, total net loans and total deposits as of December 31, 2008 were $2.14 billion, $1.42 billion and $1.63 billion, respectively.

Republic First

Total revenues (net interest income plus noninterest income) for the three months and twelve months ended December 31, 2008 were $7.6 million and $31.6 million, respectively.  Total net income for the three months and twelve months ended December 31, 2008 was $505,000 and $449,000, respectively.  Diluted earnings per share were $0.05 and $0.04 for the three months and twelve months ended December 31, 2008, respectively.  Total assets, total net loans and total deposits as of December 31, 2008 were $966.0 million, $775.0 million and $739.2 million, respectively.

2.           Further, in response to your comments, we have added the following section to the Form S-4, beginning on page 92:

RECENT DEVELOPMENTS

Pennsylvania Commerce Earnings Release

On January 27, 2009, Pennsylvania Commerce reported the selected consolidated historical financial and other data contained in the table on the following page at the dates and for the periods

Pennsylvania Commerce Bancorp, Inc.
P O Box 4999
3801 Paxton Street
Harrisburg, PA 17111-0999

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February 4, 2009

indicated.  The information as of and for the three months and year ended December 31, 2008 is derived from unaudited financial statements.  Pennsylvania Commerce’s management prepared the unaudited information on the same basis as it prepared Pennsylvania Commerce’s audited consolidated financial statements.  In the opinion of Pennsylvania Commerce’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Pennsylvania Commerce’s Annual Report on Form 10-K for the year ended December 31, 2007, which is incorporated by reference herein.

Pennsylvania Commerce Bancorp, Inc. Selected Consolidated Financial Data (Unaudited)
	At or for the Three Months Ended December 31,		At or for the Year Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2008	2007

Balance Sheet Data:
Total assets			$2,140,527	$1,979,011
Loans held for sale			41,148	14,143
Loans receivable (net)			1,423,064	1,146,629
Securities available for sale			341,656	387,166
Securities held to maturity			152,587	257,467
Deposits			1,633,985	1,560,896
Short-term borrowings and long-term debt			379,525	296,735
Stockholders' equity			114,470	112,335

Income Statement Data:
Net interest income	$21,383	$16,820	$78,705	$59,492
Provision for loan losses	3,400	245	7,475	1,762
Noninterest income	6,582	6,132	25,433	22,823
Noninterest operating expenses	20,570	19,171	77,909	70,807
Income before income taxes	3,995	3,536	18,754	9,746
Net income	2,756	2,467	12,901	7,001

Common Share Data:
Net income per share: Basic	$0.43	$0.39	$2.02	$1.11
Diluted	0.42	0.38	1.97	1.07
Book Value per share			17.60	17.63

Selected Ratios:
Return on average assets	0.52%	0.49%	0.64%	0.36%
Return on average stockholders' equity	9.76	8.83	11.42	6.59
Net interest margin	4.20	3.60	4.09	3.30

Liquidity and Capital:
Average loans to average deposits	89.74%	71.37%	83.62%	69.22%
Average stockholders' equity to average total assets	5.29	5.58	5.57	5.52
Leverage ratio			7.52	7.26
Risk based capital: Tier 1			9.66	10.03
Total			10.68	10.78

Asset Quality:
Net charge-offs to average loans outstanding	0.04%	0.02%	0.11%	0.07%
Nonperforming loans to total period-end loans			1.88	0.25
Nonperforming assets to total period-end assets			1.30	0.17
Allowance for loan losses to total period-end loans			1.16	0.93
Allowance for loan losses to nonperforming loans			62	366

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February 4, 2009

Total Assets, Loans and Deposits

Total assets were $2.1 billion at December 31, 2008, up $161.5 million, or 8%, from the end of 2007.  This growth is attributable to an increase in net loans receivable of $276.4 million, or 24%, from $1.15 billion to $1.42 billion.  The loan growth was funded by an increase in total deposits of $73.1 million, an $82.3 million increase in short term borrowings, and a decrease of $150.4 million in the investment securities portfolio.

Capital

Stockholders’ equity at December 31, 2008 totaled $114.5 million, an increase of $2.1 million, or 2%, over stockholders’ equity of $112.3 million at December 31, 2007.  Excluding the effect of the unrealized loss (net of taxes) on securities in the available for sale portfolio, stockholders’ equity increased by $15.6 million, or 13%, in 2008 over 2007.

At December 31, 2008, Pennsylvania Commerce’s consolidated capital ratios met the definition of a “well-capitalized institution.”

Net Income

Total revenues (net interest income plus noninterest income) for the fourth quarter increased $5.0 million to $28.0 million, up 22% over the fourth quarter of 2007. Total revenues for the year 2008 increased by $21.8 million, or 27%, over total revenues in 2007.

Net income totaled $2.8 million for the fourth quarter of 2008, an increase of $289,000, or 12%, over net income of $2.5 million for the fourth quarter of 2007. Net income per fully diluted share for the quarter was $0.42, an 11% increase over the $0.38 recorded for the same period a year ago.

Net income for the year ended December 31, 2008 grew $5.9 million, or 84%, over the net income recorded in 2007.  Net income per fully diluted share totaled $1.97 for the year 2008, up $0.90, or 84%, over last year.  The increase in net income is primarily attributable to an increase in net interest income and non interest income as a result of our growth and the improvement in the net interest margin, partially offset by increases in non interest expenses and the provision for loan losses.

Net Interest Income and Net Interest Margin

Net interest income for the fourth quarter of 2008 totaled $21.4 million, an increase of $4.6 million, or 27%, over the $16.8 million recorded a year ago.  This increase was a result of continued strong loan growth combined with significant improvement in the Pennsylvania Commerce’s net interest margin.  For the year ended December 31, 2008, net interest income totaled $78.7 million, up $19.2 million, or 32%, over the $59.5 million recorded last year.

The net interest margin for the fourth quarter of 2008 was 4.20%, up 60 basis points over the fourth quarter of 2007. The improvement in net interest margin is the result of continued strong loan growth combined with a marked reduction in the Pennsylvania Commerce’s deposit and total cost of funds.

Net interest income, on a tax equivalent basis, totaled $22.0 million in the fourth quarter of 2008, an increase of $4.8 million, or 28%, over the fourth quarter one year ago. Net interest margin on a fully-taxable equivalent basis was 4.31%.  Fully taxable net interest income for the year ended December 31, 2008 was $80.6 million, up $20.0 million, or 33%, as compared to last year.  Net interest margin on a fully taxable basis for the year 2008 was 4.19%, up 82 basis points over 2007.

Noninterest Income

Noninterest income for the fourth quarter of 2008 totaled $6.6 million, up $450,000, or 7%, over $6.1 million a year ago.  Noninterest income for year ended December 31, 2008 was $25.4 million, an

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February 4, 2009

11% increase over the $22.8 million earned in 2007.  This was primarily attributed to a 16% increase in deposit service charges and fees as a result of our growth.

Noninterest Expenses

Non-interest expenses for the fourth quarter of 2008 were $20.6 million, up 7%, over $19.2 million one year ago.

Included in non-interest expenses for the fourth quarter of 2008 was $935,000 related to negotiating, planning and training for the conversion of core processing, item processing and network infrastructure services from Pennsylvania Commerce’s current service provider, TD Bank, to our new service provider, Fiserv Solutions, Inc.  This conversion is planned for mid-2009.  Also included in non-interest expenses for the quarter was $491,000 associated with the merger. Of particular note is that regulatory assessment costs were down $1.0 million, or 65%, for the fourth quarter of 2008 from the level incurred for the same period one year ago.

Non-interest expenses for the year ended December 31, 2008 totaled $77.9 million, up $7.1 million, or 10%, over the $70.8 million recorded during the year 2007.

Asset Quality/ Loan Losses

Non-performing assets and loans past due 90 days at December 31, 2008 totaled $27.9 million, or 1.30%, of total assets, as compared to $12.2 million, or 0.57% of total assets, at September 30, 2008 and $3.4 million, or 0.17%, of total assets one year ago. The increase in non-performing assets from September 30, 2008 is primarily associated with two credits which total approximately $13.5 million. These loans have a specific reserve associated with them of $2.2 million as of December 31, 2008.  Pennsylvania Commerce’s fourth quarter provision for loan losses totaled $3.4 million as compared to $245,000 recorded in the fourth quarter of 2007.  For the year ended December 31, 2008, the loan loss provision totaled $7.5 million vs. $1.8 million for the year 2007.  The increase in the provision for loan losses for both the quarter and for the year, over the respective prior year periods, is a result of Pennsylvania Commerce’s strong loan growth of $276 million over the past twelve months, as well as the increase in the level of non-performing loans from December 31, 2007 to December 31, 2008. The allowance for loan losses totaled $16.7 million as of December 31, 2008 and represented 1.16% of gross loans outstanding. Other than the two troubled commercial real estate loans mentioned above, our asset quality remains sound.

Total net charge-offs for the fourth quarter were $569,000 vs. $176,000 for the fourth quarter of 2007.  Total net charge-offs for the year 2008 were $1.5 million vs. $705,000 for the year 2007.

Investment Securities

Investment securities decreased by $150.4 million in 2008 from $644.6 million to $494.2 million.  Due to the significant decrease in market interest rates that occurred throughout 2008 combined with strong loan growth and slightly slower deposit growth, the cash flows from principal repayments on the investment securities portfolio were used to fund the strong loan growth rather than deploy these cash flows back into investment securities at a reduced spread.

At December 31, 2008, the after tax depreciation of Pennsylvania Commerce’s available for sale portfolio was $17.3 million as compared to $14.3 million at September 30, 2008 and vs. $3.9 million at December 31, 2007.  The market for certain securities held in Pennsylvania Commerce’s available-for-sale portfolio remained volatile during the third and fourth quarters of 2008 due to extraordinary economic and market dislocations.  As a result of this volatility, the market prices for many types of securities at December 31, 2008 were lower than at September 30, 2008 due to the distressed market conditions.  Management has reviewed such securities for continued and constant receipt of scheduled principal and interest payments, the performance of the underlying collateral, the financial condition and near-term prospects for the issuers as well as credit-rating adjustments.  Based upon this review,

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February 4, 2009

management does not believe any individual unrealized loss as of December 31, 2008 represents other-than-temporary impairment.  In management’s opinion, unrealized losses on these securities are primarily the result of changes in the liquidity levels in the market in addition to changes in general market interest rates and due to material changes in the credit characteristics of the investment securities portfolio.  In addition, at December 31, 2008, management had the positive intent and ability to hold these securities to market price recovery or maturity.

Pennsylvania Commerce did not own any common stock or preferred stock of either FNMA (“Fannie Mae”) or FHLMC (“Freddie Mac”) and as a result, did not have exposure to loss in its investment portfolio as a result of the federal government’s takeover of these two organizations.  Pennsylvania Commerce also does not own corporate debt of any of the investment banking firms.

Republic First Earnings Release

On February 2, 2009, Republic First reported the selected consolidated historical financial and other data of Republic First contained in the table on the following page at the dates and for the periods indicated.  The information as of and for the three months and year ended December 31, 2008 is derived from unaudited financial statements.  Republic First’s management prepared the unaudited information on the same basis as it prepared Republic First’s audited consolidated financial statements.  In the opinion of Republic First’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.  You should read this information in conjunction with Republic First’s 2007 audited financial statements beginning on page 190.

U. S. Securities and Exchange Commission
February 4, 2009

Republic First Bancorp, Inc. Selected Consolidated Financial Data (Unaudited)
	As of or for the Three Months Ended December 31,		As of or for the Year Ended December 31,
(dollars in thousands, except per share data)	2008	2007	2008	2007

Balance Sheet Data:
Total assets			$966,004	$1,016,308
Loans held for sale			-	-
Total loans (net)			774,993	813,041
Securities available for sale			84,755	83,659
Securities held to maturity			198	282
Federal Funds Sold			21,159	61,909
Total Deposits			739,167	780,855
FHLB & overnight advances			117,309	133,433
Subordinated debt			22,476	11,341
Total Stockholders' equity			79,735	80,467

Income Statement Data:
Net interest income	$7,051	$7,160	$28,895	$30,039
Provision for loan losses	1,281	165	7,179	1,590
Noninterest income	507	918	2,680	3,073
Noninterest expenses	5,589	5,598	24,106	21,364
Income before provision for income tax expense	688	2,315	290	10,158
Provision (benefit) for income taxes	183	738	(159)	3,273
Net income	505	1,577	449	6,885

Per Share Data:
Net income per share: Basic	$0.05	$0.15	$0.04	$0.66
Diluted	0.05	0.15	0.04	0.65
Book Value per share	7.50	7.80	7.50	7.80

Selected Ratios:
Return on average assets	0.22%	0.65%	0.05%	0.71%
Return on average stockholders' equity	2.53	7.88	0.57	8.86
Net interest margin	3.25	3.11	3.28	3.26

Liquidity and Capital:
Average loans to average deposits	105.10%	107.42%	106.89%	108.97%
Average equity to average assets	8.64	8.22	8.44	8.01
Leverage ratio			11.22	9.44
Risk based capital: Tier 1			12.32	10.07
Total			13.29	11.01

Asset Quality:
Net charge-offs to average loans, net	0.00%	0.22%	0.96%	0.14%
Nonperforming loans to total loans			2.21	2.71
Nonperforming assets to total assets			2.68	2.55
Allowance for loan losses to loans			1.03	1.04
Allowance for loan losses to nonperforming loans			46.67	38.19

U. S. Securities and Exchange Commission
February 4, 2009

Total Assets, Loans and Deposits

Total assets were $966 million at December 31, 2008, down $50.3 million, or 5%, from the end of 2007. This decline is attributable to a decrease in net loans receivable of $38.0 million to $775.0 million from $813.0 million due to the adoption of a defensive balance sheet strategy as a result of the economic downturn.  Total deposits decreased $41.7 million, or 5%, to $739.2 million from $780.9 million.  The decrease reflected intentional reductions of higher cost deposits.

Capital

Stockholders’ equity at December 31, 2008 totaled $79.7 million, a decrease of $732,000, or 1%, from stockholders’ equity of $80.5 million at December 31, 2007.  At December 31, 2008, our consolidated capital ratios met the definition of a ''well-capitalized institution."

Net Income

Net income for the year ended December 31, 2008 totaled $449,000 down $6.4 million, or 93%, from net income of $6.9 million for the prior year.  Net income per fully diluted share was $0.04 for 2008, a 94% decrease from $0.65 per share for the same period in 2007.  The decrease in net income is primarily attributable to an increase in provision for loan losses, reflecting additional reserves on certain loans, as well as an increase in noninterest expenses, primarily due to writedowns of other real estate owned and other real estate expenses related to property maintenance.

Net Interest Income and Net Interest Margin

Net interest income for the year ended December 31, 2008 totaled $28.9 million, down 4% from the $30.0 million recorded in 2007. Average interest earning assets decreased $41.4 million to $888.6 million from $930.0 million in the prior year, which resulted in the decrease in net interest income for the year.  The net interest margin for 2008 was 3.28%, up 2 basis points over 2007. The increase in net interest margin was primarily due to a decrease in the rate of total deposits and other borrowings of 142 basis points to 2.94% from 4.36% for the prior year which was offset by a decrease in the yields of interest earning assets of 128 basis points to 6.10% from 7.38% for the prior year.

Noninterest Income

Noninterest income for the year ended December 31, 2008 was $2.7 million, a 13% decrease from the $3.1 million earned in 2007. This was attributable to a decrease in loan  servicing fees resulting from lower advisory and prepayment fee income, primarily due to volume.

Noninterest Expenses

Noninterest expenses for the year ended December 31, 2008 were $24.1 million, up 13% from $21.4 million recorded for the year 2007. The increase in noninterest expenses is primarily a result of writedowns of the value of other real owned as well as expenses related to  maintenance on and sales of other real estate owned recorded in 2008.

Asset Quality/ Loan Losses

Non-performing assets at December 31, 2008 totaled $25.9 million, or 2.68%, of total assets, versus $26.0 million, or 2.55%, of total assets one year ago. Net charge-offs as a percentage of average loans

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February 4, 2009

outstanding for the year ended December 31, 2008 were 0.96%, as compared to 0.14% for the same period last year. Total nonaccrual loans at December 31, 2008 were $17.3 million and other real estate owned was $8.6 million, compared to $22.3 million and $3.7 million, respectively, for the prior year period. An analysis of 2008 nonaccrual loan activity is as follows: the $5.0 million decrease reflected $15.8 million of transfers of loans to two customers to other real estate owned after related 2008 charge-offs of $4.2 million and payoffs of $1.3 million.  The resulting decrease was partially offset by the transition of fifteen loans totaling $16.5 million to nonaccrual status.  The increase in other real estate owned was due to additions from three customers totaling $21.4 million, sales of $14.9 million and writedowns on properties of $1.6 million.  For the year ended December 31, 2008, the provision for loan losses totaled $7.2 million vs. $1.6 million for the year 2007.  The provision for loan losses for the year ended December 31, 2008 reflected $6.8 million of charges to increase reserves on specific loans as gross loans decreased in 2008 from December 31, 2007.  The allowance for loan losses totaled $8.1 million as of December 31, 2008 and represented 1.03% of gross loans outstanding. During the year ended December 31, 2008, gross charge-offs were $7.8 million and gross recoveries were $199,000.

Investment Securities

Available –for-sale securities totaled $84.8 million at December 31, 2008, compared to $83.7 million at year-end 2007. The increase reflected purchases of mortgage backed securities partially offset by sales of selected municipal securities. At December 31, 2008 and 2007, the portfolio had net unrealized losses of $2.6 million and net unrealized gains of $409,000, respectively. Management does not believe any individual unrealized loss as of December 31, 2008 represents other-than-temporary impairment.

3.           In addition to the changes described in the above paragraphs, we have modified our Risk Factors on pages 25 and 27 of the S-4/A to address the current global financial crisis.

 Pennsylvania Commerce acknowledges that:

•	Pennsylvania Commerce is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pennsylvania Commerce may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
PENNSYLVANIA COMMERCE BANCORP, INC.

Mark A. Zody
Executive Vice President and Chief Financial Officer